UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission File Number: 1-12649

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

America West Holdings Corporation Future Care 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

America West Holdings Corporation
111 West Rio Salado Parkway
Tempe, Arizona 85281

AMERICA WEST HOLDINGS CORPORATION
FUTURE CARE 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Reports of Independent Registered Public Accounting Firms Thereon)

AMERICA WEST HOLDINGS CORPORATION
FUTURE CARE 401(k) PLAN

December 31, 2003 and 2002

Note:	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.
Exhibit 23.1
Exhibit 23.2

Report of Independent Registered Public Accounting Firm

The Participants and Administrator
America West Holdings Corporation Future Care 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the America West Holdings Corporation Future Care
401(k) Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the America West Holdings Corporation Future Care 401(k) Plan as of December 31, 2002 were audited by other auditors whose report dated June 27, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the America West Holdings Corporation Future Care 401(k) Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4(i), schedule of assets held for investment purposes at end of year, is presented for the purpose of additional analysis and is not a required part of the basis financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP
Phoenix, Arizona
June 25, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
America West Holdings Corporation Future Care 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of America West Holdings Corporation Future Care 401(k) Plan (the “Plan”) at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Phoenix, Arizona
June 27, 2003

AMERICA WEST HOLDINGS CORPORATION
FUTURE CARE 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$405,576,997	295,486,829
Participant loans	14,126,164	12,784,682

Total investments	419,703,161	308,271,511
Contributions receivable:
Participants	—	773,038
Employer	15,005,041	223,470

Net assets available for benefits	$434,708,202	309,268,019

See accompanying notes to financial statements.

AMERICA WEST HOLDINGS CORPORATION
FUTURE CARE 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$83,790,984
Interest and dividends	7,184,936

90,975,920

Contributions:
Participant	29,852,515
Employer	23,378,962

Total additions	53,231,477

Deductions from net assets attributed to:
Benefits paid to participants	(18,692,973)
Administrative fees	(74,241)

Total deductions	(18,767,214)

Increase in net assets available for benefits	125,440,183
Net assets available for benefits:
Beginning of year	309,268,019

End of year	$434,708,202

See accompanying notes to financial statements.

AMERICA WEST HOLDINGS CORPORATION
FUTURE CARE 401(k) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the America West Holdings Corporation Future Care 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General

On January 1, 1989, America West Holdings Corporation (the Plan Sponsor), a holding company with no business activity other than its investment in America West Airlines, Inc. (AWA) and the Leisure Company (collectively, the Company), established the Plan for all employees of the Company who have met certain eligibility requirements. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code.

The Plan has engaged Fidelity Management Trust Company (the Trustee) to provide recordkeeping, asset management and administrative services to the Plan. Effective February 1, 2000, the Company’s board of directors amended and restated the Plan to allow for the purchase of the Company’s stock. As of December 31, 2003, 21 different fund choices are made available to Plan participants. Eligible employees may direct a portion of employee and employer contributions (not to exceed 25% of the participant’s account balance) to purchase common stock of the Company at fair market value as determined on the date funds are received by the Trustee.

(b)	Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (i) first of the month following three months of service unless a director or above, who require one hour of service; and (ii) not a member of a collectively bargained unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise.

(c)	Contributions

Plan contributions consist of four components: (i) eligible employee deferral contributions up to 50% of the participant’s compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Code ($12,000 for 2003 and $11,000 for 2002); (ii) a discretionary employer matching contribution, as determined annually by the Company’s board of directors (which was 50% of the employee deferral contribution up to 6% of the participant’s compensation for 2003 and 2002); (iii) discretionary supplemental contributions by the Company at any time during the year (which was an amount determined by the Air Line Pilots Association (ALPA) Collectively Bargained Agreement: $15,005,041 in 2003, none in 2002); and (iv) rollover contributions from a participant’s personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions in accordance with the guidelines specified in the Plan document.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, all contributions by the Company, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant’s account in each investment fund on a daily basis.

(e)	Vesting

Participants are fully vested in their contributions and the earnings thereon. Participants become fully vested in employer contributions and earnings thereon after five years of service with the Company as reflected in the following vesting schedule:

Vesting
Completed years of service	percentage
2	20%
3	40%
4	60%
5 or more	100%

(f)	Forfeitures

Upon termination of service, a participant forfeits any nonvested employer matching contributions and earnings thereon. Such forfeitures are used to reduce future contributions by the Company. Effective January 1, 2002, forfeitures may be used to pay Plan administrative expenses attributed to the Company. Forfeitures totaled approximately $364,112 and $184,365 during the years ended December 31, 2003 and 2002, respectively.

(g)	Administration

The Plan is sponsored by the Company and administered by the Administrative Committee, composed of nine employees of the Company, who are appointed by the board of directors.

Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets to the extent not paid by the Company.

(h)	Distributions

Distributions from the Plan are available upon any of the following: (i) termination of employment with the Company; (ii) retirement and in-service distributions upon or following age 59-1/2; and (iii) disability or death. The participant (or the beneficiary) will receive a lump-sum distribution of the value of the account. If the value of the account is greater than $5,000 then the distribution may be deferred. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participant elects to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment.

(i)	Loans to Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant’s account up to $50,000. Loans bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee and range from 5% to 10.5% and are collateralized by the borrower’s assignment of rights to their available account, as acknowledged by a promissory note. Repayments are generally made over a maximum five-year period. Repayment is performed by payroll deduction from active employees and by direct payment to Fidelity for inactive or terminated employees. Pursuant to a collective bargaining agreement between AWA and its pilots, the Plan permits pilots to have up to two loans outstanding.

(j)	Investment Options

Participants of the Plan may allocate contributions among the 21 investment options described below. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time.

Fidelity Puritan Fund

Normally invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debts securities, including lower-quality debt securities, when its outlook is neutral. Investments in lower-rated securities involved greater risk than other debt securities, including the risk of default.

Fidelity Magellan Fund

Normally invests in common stocks. The fund may invest in securities of domestic and foreign issuers. No more than 40% of the fund’s assets may be invested in companies operating exclusively in any one foreign country.

Fidelity Equity Income II Fund

Normally invests at least 80% of total assets in income producing equity securities, which tends to lead investments in large cap value stocks. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic or foreign issuers.

Spartan U.S. Equity Index Fund

Normally invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity U.S. Bond Index Fund

Normally invests at least 80% of total assets in bonds included in the Lehman Brothers Aggregate Bond Index.

Fidelity Growth Company Fund

The fund is structured to seek long-term capital appreciation by investing mainly in companies with above-average growth potential.

Fidelity Overseas Fund

Normally invests at least 80% of total assets in foreign securities. The fund normally invests in common stocks. Foreign investments, especially in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments.

Fidelity Managed Income Portfolio

Invests in investment contracts offered by major insurance companies and other approved financial institutions and certain types of fixed income securities. A small portion of the funds is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of the principal, when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the life of the contract.

America West Stock Fund

Normally invests in the stock of the Company as well as short-term investments. The amount of short-term investments is based upon the target established by the Company, but the actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund.

Alger MidCap Growth Institutional Portfolio Institutional Class

Normally invests in mid-sized companies. The portfolio invests primarily in the equity securities of companies having market capitalizations, at the time of investment, within the range of companies in the S&P MidCap 400 Index.

Fidelity Low-Priced Stock Fund

Normally invests at least 80% of total assets in low-priced common stocks (those priced at or below $35 per share), which can lead to investments in small and medium sized companies. The fund may potentially invest in stocks not considered low-priced. The fund may invest in securities of domestic and foreign issuers.

Managers Special Equity Fund

Normally invests primarily in common and preferred stocks of small and medium sized U.S. companies that are believed to have superior growth potential, either in stocks of companies that are in the early stages of their corporate life cycle or not yet well recognized, or in more established companies that are experiencing rapid growth. The fund may also invest in debt securities (bonds).

Morgan Stanley Institutional Fund Trust Value Portfolio – Advisor Class

Normally invests in common stocks of medium to large companies (equity capitalization generally greater than $2.5 billion) that are considered undervalued or out of favor with other investors.

The Oakmark Select Fund

Primarily invests in common stocks of U.S. companies. The fund is nondiversified, which means that it is not limited to a percentage of assets that it may invest in any one issuer.

Fidelity Freedom Income Fund

Invests approximately 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

Fidelity Freedom 2000 Fund

Invests approximately 24% in Fidelity stock mutual funds, 42% in Fidelity bond mutual funds, and 34% in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund

Invests approximately 46% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds, and 9% in Fidelity money market mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund

Invests approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund

Invests approximately 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund

Invests approximately 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds. The mix of underlying funds will gradually become more conservative over time.

Fidelity BrokerageLink

The participant has the sole discretion over which assets to invest in. Investment options consist of most listed stocks and other mutual funds.

Effective April 1, 2002, the five investment options described below have been closed to future contributions and exchanges within the Plan.

Fidelity Asset Manager

Allocates the fund’s assets among stock, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term/money market instruments.

Fidelity Asset Manager – Growth

Allocates the fund’s assets among stock, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 85% of assets in stocks, 15% of assets in bonds and short-term/money market instruments.

Fidelity Asset Manager – Income

Allocates the fund’s assets among stock, bonds, and short-term and money market instruments. Maintains a neutral mix over time of 20% of assets in stocks, 50% of assets in bonds, and 30% of assets in short-term/money market instruments.

Fidelity Aggressive Growth Fund

Normally invests in common stocks. The fund invests in companies that offer the potential for accelerated earnings or revenue growth. The fund focuses on investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Baron Asset Fund

Primarily invests in small and mid-cap companies with market values between $500 million and $5 billion. The fund seeks to purchase attractively priced companies with compelling investment characteristics before the growth prospects and assets of these companies have been properly valued by other investors.

(k)	Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

(2)	Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes thereon. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in funds are valued at the net asset value (fair value) per unit reported by those funds. The fair value has been measured by quoted market prices in an active market. Investments in individual funds or portfolios are accounted for as shares of the fund or portfolio. The purchase and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation in Fair Value

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) of those investments.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002:

	2003	2002
Fidelity Puritan Fund	$45,158,631	35,791,176
Fidelity Magellan Fund	117,010,311	93,034,215
Fidelity Growth Company Fund	77,625,997	49,758,760
Fidelity Managed Income Portfolio	39,141,159	40,028,850

Each of the above is a mutual fund.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $83,790,984 as follows:

Mutual Funds	$72,299,850
America West Stock Fund	11,491,134

$83,790,984

(4)	Tax Status of the Plan

The Plan received its latest determination letter on July 31, 2002 in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the legal requirements of the Internal Revenue Code.

(5)	Parties-in-Interest

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan’s trustee, and therefore, these transactions are considered exempt party-in-interest transactions. Certain Plan investments are shares of common stock of America West Stock Fund, the Plan Sponsor and, therefore, these transactions qualify as a party-in-interest.

SUPPLEMENTAL SCHEDULE

AMERICA WEST HOLDINGS CORPORATION
FUTURE CARE 401(k) PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

Year ended December 31, 2003

		(c) Description of investment, including
	(b) Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(e) Current
(a)	lessor of similar party	par, or maturity value	value
***	America West Holdings Corporation	America West Stock Fund	$14,541,666
*	Fidelity Investments, Inc.	Fidelity Puritan Fund	45,158,631
*	Fidelity Investments, Inc.	Fidelity Magellan Fund	117,010,311
*	Fidelity Investments, Inc.	Fidelity Asset Manager	4,342,796
*	Fidelity Investments, Inc.	Fidelity Asset Manager - Growth	10,434,983
*	Fidelity Investments, Inc.	Fidelity Asset Manager - Income	1,372,807
*	Fidelity Investments, Inc.	Fidelity Equity Income II Fund	10,630,572
*	Fidelity Investments, Inc.	Spartan U.S. Equity Index Fund	17,204,974
*	Fidelity Investments, Inc.	Fidelity U.S. Bond Index Fund	11,343,254
*	Fidelity Investments, Inc.	Fidelity Growth Company Fund	77,625,997
*	Fidelity Investments, Inc.	Fidelity Overseas Fund	11,608,990
*	Fidelity Investments, Inc.	Fidelity Aggressive Growth Fund	5,834,218
*	Fidelity Investments, Inc.	Fidelity Managed Income Portfolio	39,141,159
*	Fidelity Investments, Inc.	Barron Asset Fund	944,969
*	Fidelity Investments, Inc.	Fidelity Low Price Stock Fund	9,076,028
*	Fidelity Investments, Inc.	Fidelity Freedom Income Fund	904,089
*	Fidelity Investments, Inc.	Fidelity Freedom 2000 Fund	359,750
*	Fidelity Investments, Inc.	Fidelity Freedom 2010 Fund	1,362,587
*	Fidelity Investments, Inc.	Fidelity Freedom 2020 Fund	3,438,614
*	Fidelity Investments, Inc.	Fidelity Freedom 2030 Fund	3,686,873
*	Fidelity Investments, Inc.	Fidelity Freedom 2040 Fund	432,507
*	Fidelity Investments, Inc.	Fidelity BrokerageLink	3,397,937
	Fred Alger Management, Inc.	Alger MidCap Growth Institutional Portfolio-Institutional Class	3,727,288
	The Managers Funds, LLC	Managers Special Equity Fund	1,613,678
	Morgan Stanley Investments, LP	Morgan Stanley Institutional Fund Trust Value Portfolio – Advisor Class	2,257,484
	Harris Associates LP	The Oakmark Select Fund	8,124,835
	Participant Loans	Various rates of interest ranging from 5% to 10.5% maturing between four months and 5 years and collateralized by the participant’s account balances	14,126,164

			$419,703,161

*	A related party to the Plan’s Trustee, therefore, a party-in-interest for which a statutory exemption exists.

***	Investment qualifies as a party-in-interest for the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

America West Holdings Corporation
Future Care 401(k) Plan

June 28, 2004
/s/ Derek J. Kerr

Derek J. Kerr
Senior Vice President and
Chief Financial Officer
America West Holdings Corporation

EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm – KPMG LLP

23.2	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP